Exhibit 99.2

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2020

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2020

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2020	2019
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	9,771	4,341
Restricted deposits	-	29
Accounts receivable:
Trade, net	547	680
Other	380	470
	10,698	5,520
NON-CURRENT ASSETS:
Long-term restricted deposits	82	82
Long-term deposit	47	44
Property, plant and equipment, net	195	266
Right of use assets	393	441
Intangible assets, net	4,100	4,607
Goodwill	6,077	6,877
	10,894	12,317
TOTAL ASSETS	21,592	17,837
Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	-	4
Accounts payable and accruals:
Trade	102	237
Other	1,130	1,553
Contract liabilities	439	562
Contingent consideration	1,000	2,170
Convertible debentures	-	7,151
Derivative financial instruments	1,978	1,637
Short-term lease liabilities	175	184
Liability in respect of the Israeli Innovation Authority	-	8
	4,824	13,506
NON-CURRENT LIABILITIES:
Contract liabilities	33	82
Long-term lease liabilities	264	324
Deferred tax liabilities	918	1,040
Liability in respect of the Israeli Innovation Authority	122	108
	1,337	1,554
TOTAL LIABILITIES	6,161	15,060

EQUITY:
Ordinary shares	-	-
Share premium	64,821	52,394
Other equity reserves	14,841	13,070
Accumulated deficit	(64,231)	(62,687)
TOTAL EQUITY	15,431	2,777
TOTAL EQUITY AND LIABILITIES	21,592	17,837

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Unaudited)

	Six-month period ended June 30		Three-month period ended June 30
	2020	2019	2020	2019
	U.S. dollars in thousands (except share data)

REVENUES	2,165	821	1,077	394
COST OF REVENUES	1,121	416	570	239
GROSS PROFIT	1,044	405	507	155

OPERATING EXPENSES:
Research and development expenses	793	1,373	399	559
Selling and marketing expenses	1,781	1,637	919	739
General and administrative expenses	1,495	1,628	918	956
Impairment of goodwill	800	-	-	-
Contingent consideration measurement	430	-	-	-
TOTAL OPERATING EXPENSES	5,299	4,638	2,236	2,254

OPERATING LOSS	(4,255)	(4,233)	(1,729)	(2,099)

FINANCIAL EXPENSE	(55)	(221)	(3)	(44)
FINANCIAL INCOME	2,644	1,941	(556)	1,914
FINANCIAL INCOME (EXPENSE), net	2,589	1,720	(559)	1,870

LOSS BEFORE TAXES ON INCOME	(1,666)	(2,513)	(2,288)	(229)
TAXES ON INCOME	122	3	61	3
NET LOSS FOR THE PERIOD	(1,544)	(2,510)	(2,227)	(226)

BASIC LOSS PER SHARE (IN DOLLARS)	(0.01)	(0.48)	(0.01)	(0.04)
DILUTED LOSS PER SHARE (IN DOLLARS)	(0.02)	(0.48)	(0.01)	(0.12)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS):

BASIC LOSS PER SHARE	199,293	5,607	330,347	6,117
DILUTED LOSS PER SHARE	278,249	6,722	368,065	10,731

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary shares	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2020		52,394	13,070	(62,687)	2,777
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2020:
Conversion of convertible debentures	-	3,414	-	-	3,414
Exercise of warrants and pre-funded warrants	-	7,853	(5,062)	-	2,791
Exercise of options	-	8	(8)	-	-
Expiry of options	-	3	(3)	-	-
Share-based payments	-	-	41	-	41
Public and direct registered offerings, net of issuance costs of $1,161 thousand	-	1,149	6,803	-	7,952
Net loss for the period	-	-	-	(1,544)	(1,544)
BALANCE AT JUNE 30, 2020	-	64,821	14,841	(64,231)	15,431

BALANCE AT JANUARY 1, 2019	-	41,594	11,805	(49,689)	3,710
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2019:
Conversion of convertible debentures	-	224	-	-	224
Issuance of shares in a business combination	-	3,568	-	-	3,568
Exercise of options	-	902	-	-	902
Issuance of shares and options to service providers	-	129	155	-	284
Expiry of options	-	187	(187)	-	-
Share-based payments	-	-	245	-	245
Net loss for the period	-	-	-	(2,510)	(2,510)
BALANCE AT JUNE 30, 2019	-	46,604	12,018	(52,199)	6,423

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended June 30
	2020	2019
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(1,544)	(2,510)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents balances	(240)	(40)
Change in financial liabilities at fair value through profit or loss	(2,372)	(1,746)
Impairment of goodwill	800	-
Exchange rate differences related to restricted deposits	1	(3)
Depreciation and amortization	685	277
Interest expenses related to convertible debentures	86	-
Share-based payments	41	684
	(999)	(828)
Changes in operating asset and liability items:
Decrease in trade receivables	133	203
Decrease (increase) in other receivables	87	(1,045)
Increase (decrease) in trade payables	(135)	1,329
Decrease in other payables	(409)	(112)
Decrease in deferred tax liabilities	(122)	(5)
Decrease in contract liabilities	(172)	(42)
	(618)	328
Net cash used in operating activities	(3,161)	(3,010)

CASH FLOWS FROM INVESTING ACTIVITIES:
Business combination, net of cash acquired, see note 8	-	(5,741)
Restricted deposits	28	-
Purchase of property, plant and equipment	(14)	(17)
Net cash provided by (used in) investing activities	14	(5,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
Israeli Innovation Authority, net	(8)	(22)
Proceeds from issuance of convertible debentures	-	6,000
Payment of contingent consideration	(1,600)	-
Lease payments (interest and principal)	(114)	(24)
Repayment of convertible debentures	(680)	-
Payment of loans and other financial liabilities	(4)	-
Proceeds from public offerings, net of issuance expenses	7,952	-
Proceeds from exercise of options and warrants	2,791	-
Net cash provided by financing activities	8,337	5,954

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six-month period ended June 30
	2020	2019
	U.S. dollars in thousands
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,190	(2,814)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,341	3,717
EFFECT OF EXCHANGE RATE DIFFERENCES IN RESPECT OF CASH AND CASH EQUIVALENTS	240	40
CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,771	943

SUPPLEMENTARY DATA ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Shares issued in a business combination, see note 8	-	3,568
Conversion of convertible debenture into ordinary shares and warrants, see note 6	4,778	224
Classification to equity of series B warrants	-	902
Contingent consideration assumed in a business combination, see note 8	-	2,008

The accompanying notes are an integral part of these condensed consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Safe-T Group Ltd. (the “Company”) is a holding company, which is engaged, as of the date hereof, (i) through its subsidiaries Safe-T Data A.R Ltd. (“Safe-T”) and Safe-T USA Inc. (“Safe-T Inc.”) in the development, marketing and sales of solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity as well as enabling smooth and efficient traffic flow, interruption-free service; and (ii) through its subsidiary NetNut Ltd. (“NetNut”) in providing IP proxy service to business customers. For further information regarding NetNut acquisition on June 12, 2019, see note 8.

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of August 17, 2018, the Company’s American Depositary Shares (the “ADSs”) are listed on the Nasdaq Capital Market (“Nasdaq”).

c.	On September 26, 2019, the Company’s shareholders approved a reverse split of the share capital of the Company by a ratio of up to 20:1, to be effective at the ratio and date to be determined by the Company’s Board of Directors (the “Board of Directors”). On October 2, 2019, the Board of Directors resolved that the final ratio will be 20:1, which became effective on October 21, 2019 (the “Reverse Split”). All descriptions of the Company’s share capital in these condensed consolidated financial statements, including share amounts and per share amounts, are presented after giving effect to the Reverse Split.

d.	The spread of COVID-19 has forced the Company to modify its business practices (including employee travel, employee work locations and cancellation of physical participation in meetings, events and conferences). Further actions may be taken as required. In responding to the crisis, the Company leveraged its IT capabilities to implement remote connections with employees, customers and vendors to deliver a functional and productive work-from-home strategy.

Due to an almost complete freeze in the travel sector, the Company experienced a reduction of approximately 10% in revenue from the IP proxy business. At the same time, this business just recently gained new entry into the cyber-security market, which the Company believes may compensate for the revenue reduction mentioned above.

Also, due to the COVID-19 lack of visibility implications, the decision making of customers in the cyber security business had slowed down, such that it may affect the pace of the Company’s growth plans for the remainder of 2020.

Overall, the Company is closely monitoring all parts of the business to ensure that it can respond quickly to fluctuations in demand. Refer also note 9.

e.	The Company has suffered recurring losses from operations, has an accumulated deficit as of June 30, 2020, as well as negative operating cash flows in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. These cash flow projections are subject to various risks and uncertainties concerning their fulfilment. These factors and the risk inherent in the Company’s operations raise a substantial doubt as to the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

NOTE 2 - BASIS OF PREPARATION:

a.	Basis of presentation

The Company’s condensed consolidated financial statements for the six and three month periods ended June 30, 2020 have been prepared in accordance with International Accounting Standard (hereinafter - “IAS”) 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2019 and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (hereinafter - “IFRS”) as published by the International Accounting Standards Board (hereinafter – “IASB”). The results of operations for the six and three month periods ended June 30, 2020 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2020, or for any other interim period.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - BASIS OF PREPARATION (continued):

b.	Estimates

The preparation of interim financial statements requires the Company’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates.

In preparation of these condensed consolidated financial statements, the significant judgments that were exercised by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Company’s annual financial statements for the year ended December 31, 2019.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019, unless otherwise indicated.

NOTE 4 - DISAGGREGATED REVENUE DATA:

Set forth below is a breakdown of the Company’s revenue by revenue stream:

	Six-month period ended June 30		Three-month period ended June 30
	2020	2019	2020	2019
	U.S. dollars in thousands
Revenues:
Revenues from licenses	119	328	15	50
Revenues from provision of maintenance and support services	284	360	125	219
Revenues from proxy services	1,754	119	937	119
Revenues from other license related services	8	14	-	6
Total revenues	2,165	821	1,077	394

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS:

a.	Fair value disclosure

Level 1 and level 2 financial instruments:

As of June 30, 2020 and December 31, 2019, the Company has no financial asset or liability measured at level 1 or level 2.

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria as of June 30, 2020 and December 31, 2019.

b.	Fair value measurements based on unobservable data (level 3)

The Company evaluated the fair value of convertible debentures, contingent consideration and derivative financial instruments that were issued in connection with capital raising rounds.

The following table presents the changes in level 3 instruments for the six-month period ended June 30, 2020 (unaudited):

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands
Balance as of January 1, 2020	2,170	7,151	1,637	10,958
Payment	(1,600)	-	-	(1,600)
Repayment of convertible debentures	-	(680)	-	(680)
Initial recognition of financial liability	-	-	1,450	1,450
Conversion to equity or other financial liability	-	(4,778)	-	(4,778)
Recognition of day 1 loss within profit or loss	-	-	164	164
Changes in fair value recognized within profit or loss	430	(1,693)	(1,273)	(2,536)
Balance as of June 30, 2020	1,000	-	1,978	2,978

The following table presents the changes in level 3 instruments for the three-month period ended June 30, 2020 (unaudited):

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands
Balance as of April 1, 2020	2,600	4,431	822	7,853
Payment	(1,600)	-	-	(1,600)
Repayment of convertible debentures	-	(680)	-	(680)
Initial recognition of financial liability	-	-	1,378	1,378
Conversion to equity or other financial liability	-	(4,430)	-	(4,430)
Recognition of day 1 loss within profit or loss	-	-	82	82
Changes in fair value recognized within profit or loss	-	679	(304)	375
Balance as of June 30, 2020	1,000	-	1,978	2,978

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS (continued):

c.	Fair value of financial assets and financial liabilities measured at amortized cost

Assets and liabilities which are not measured on a recurrent basis at fair value are presented at their carrying amount, which approximates their fair value.

NOTE 6 - CONVERTIBLE DEBENTURES:

On April 9, 2019, the Company entered into a Securities Purchase Agreement (the “April 2019 SPA”) with certain lenders (the “Lenders”), according to which, the Company obtained a convertible loan in an aggregate amount of $6 million, for the issuance of convertible debentures (the “Convertible Debentures,” or the “Debentures”) and 146,341 warrants (the “Warrants”) to purchase up to 146,341 ADSs. The first tranche of the loan, in the amount of $1 million was received during April 2019, and the second tranche, in the amount of $5 million, was received during June 2019.

The Convertible Debentures had an 18-month term from issuance and bore interest at 8% per annum payable quarterly in cash or ADSs. The Debentures’ initial conversion price was set to $41 per ADS, and then was several times reset following triggering of an adjustment mechanism that was agreed upon in the April 2019 Agreement, setting forth that the conversion price will be reset, if there is a subsequent issuance of the Company’s securities below the conversion price, to the price of the subsequent issuance. The Debentures contained other customary anti-dilution features, with the Black-Scholes value of the Debentures payable upon the occurrence of a fundamental transaction. The Debentures were redeemable by the Company after the effective date, which was set as June 4, 2019, upon a 20 trading days prior notice to the Lenders at 120% of the principal amount of the Debentures, plus accrued interest.

Upon issuance, the Warrants had an exercise price of $47.15 per ADS, with 100% warrant coverage to the value of the Debentures. The Warrants had a five-year term and were exercisable for cash or on a cashless basis if no resale registration statement is available for resale of the ADSs issuable upon exercise. The exercise price of the Warrants was reset several times, in accordance with the adjustment mechanism setting forth that, if within 18-month from the issuance of the Warrants there is a subsequent issuance of the Company’s securities below the exercise price, the exercise price will be reset to the price of the subsequent issuance. The Warrants contained other customary anti-dilution features, with the Black-Scholes value of the Warrants payable upon the occurrence of a fundamental transaction.

Each Lender was granted with a 12-month participation right in a subsequent financing, up to the amount equal to 50% of the subsequent financing, which expired on June 5, 2020. The Lenders had a right to purchase additional debentures on the same terms until six months from June 4, 2019 (“Greenshoe Option”). The Lenders also had a most favored nation right (the “Most Favored Nation Right”) for the term of the debenture with respect to a subsequent financing on better terms, such that the Lenders may convert into the subsequent financing terms on a dollar-for-dollar basis. Each of the Company’s wholly owned subsidiaries guaranteed the obligations under the April 2019 SPA. The Debentures and Warrants contained customary beneficial ownership blockers for the Lenders, which prevented a Lender from acquiring a controlling block in the Company.

On July 22, 2019, the Company signed a repricing agreement with the Lenders (the “Repricing Agreement”) pursuant to which in exchange for the exercise of 36,232 Warrants into ADSs, the Company reduced the exercise price of these Warrants to $27.60 per ADS. The Repricing Agreement was considered as a dilutive issuance, and as a result triggered also the adjustment of the Debenture conversion price and the exercise price of other outstanding Warrants to $27.60.

Following the execution of the Repricing Agreement, the Lenders exercised the Warrants into 36,232 ADSs (representing 1,449,280 ordinary shares of the Company) on July 24, 2019, for consideration of $1 million.

On August 30, 2019, the Company signed an additional repricing agreement (the “Second Repricing Agreement”) with one of the Lenders pursuant to which in exchange for the exercise of 5,020 Warrants into ADSs, the Company reduced the exercise price of these Warrants to $19.92 per ADS.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - CONVERTIBLE DEBENTURES (continued):

The Second Repricing Agreement was considered, again, as a dilutive issuance, and as a result triggered another adjustment of the Debenture conversion price and the exercise price of other outstanding Warrants to $19.92.

Following the execution of the Second Repricing Agreement, the Lender exercised the said Warrants into 5,020 ADSs (representing 200,800 ordinary shares of the Company) on August 30, 2019 for consideration of $100 thousand.

On August 30, 2019, pursuant to a partial exercise of such Lenders’ Greenshoe Option, the Company signed a second securities purchase agreement, according to which the Company obtained another convertible loan from one of the Lenders in the amount of $400 thousand (the “August Greenshoe Debentures”). The August Greenshoe Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. Upon issuance, the August Greenshoe Debentures were convertible at $19.92. The conversion price of the August Greenshoe Debentures would reset, but not below $8 per ADS, if there was a subsequent issuance of the Company’s securities below the conversion price per share, to the price of the subsequent issuance.

On October 31, 2019, the Company signed an additional securities purchase agreement, according to which the Company obtained another convertible loan from one of the Lenders, who partially exercised its Greenshoe Option in the amount of $500 thousand (the “October Greenshoe Debentures”). The October Greenshoe Debentures had an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The October Greenshoe Debentures’ initial conversion price was $8.00 per ADS, subject to adjustments. The Company also signed an amendment to the April 2019 SPA with this Lender, that in exchange for waiving his Most Favored Nation Right with respect to the November 5, 2019 public offering, this Lender was able to exercise this right at any time following this offering, under the offering terms.

On November 5, 2019, the Company repaid Debentures in the amount of $470 thousand to the other Lender. Also, the Company paid to the other Lender an amount of $330 thousand for waiving his Most Favored Nation Right with respect only to the November 5, 2019 public offering. Following a public offering of the Company’s ADSs on November 5, 2019, the outstanding Warrants price of the said Lender was reset to $8.00.

The Company also agreed with one of the Lenders that he may exercise his respective Most Favored Nation Rights at any time for their total outstanding Debenture balance, while the respective Debenture was outstanding, in connection with the Company’s November 2019 Public Offering. If the Lender decided to exercise his Most Favored Nation Rights in connection with the November 2019 Public Offering, then the Lender would exchange his debentures for (i) ADSs at an exchange rate equal to $7.00, the per ADS offering price in the November 2019 Public Offering, and (ii) an even number of ADS purchase warrants at $7.70 per ADS (the “$7.70 MFN Warrants”), which $7.70 MFN Warrants were to be in form and substance identical to the warrants issued in the concurrent private placement to the November 2019 Public Offering, except for also having cashless exercise mechanism.

During November 2019, the lender converted debentures at an aggregate amount of approximately $1.6million, and was issued with 344,144 $7.70 MFN Warrants at expiration terms of 5 years from issuance.

On December 4, 2019, the Company agreed to extend the Lenders’ Greenshoe Option, until January 4, 2020.

On December 26, 2019, the Company closed a registered direct offering (the “December 2019 Registered Direct Offering”), providing for the issuance of ADSs and pre-funded warrants, each to purchase one ADS. Additionally, in a concurrent private placement, the Company issued to the investors unregistered warrants to purchase ADSs.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - CONVERTIBLE DEBENTURES (continued):

On December 26, 2019, the Company signed an additional securities purchase agreement, according to which the Company obtained another convertible loan from the Lenders, who partially exercised their Greenshoe Option in the approximate amount of $666 thousand for each Lender, for a total of $1,332 thousand (the “December Greenshoe Debentures”). The December Greenshoe Debentures had an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. According to the agreement, the December Greenshoe Debentures as well as all previous outstanding Debentures, are convertible at $8.00, subject to adjustments. In addition, the Lenders had a Most Favored Nation Right for a subsequent financing on better terms, for the term of the Debentures, for the December Greenshoe Debentures as well as for all previous outstanding Debentures in the amount of $3,854 thousand, such that the Lenders were able to convert into the subsequent financing on a dollar-for-dollar basis or at the terms of the December 2019 Registered Direct Offering.

The Company has also agreed with the Lenders that the Lenders may exercise their respective Most Favored Nation Rights at any time for their total outstanding Debenture balance, while the respective Debenture is outstanding, in connection with the Company’s December 2019 Registered Direct Offering. If the Lenders decided to exercise their Most Favored Nation Rights in connection with the December 2019 Registered Direct Offering, then the Lenders would exchange their debentures for (i) ADSs at an exchange rate equal to $3.15, the per ADS offering price in the December 2019 Registered Direct Offering, and (ii) an even number of ADS purchase warrants at $3.30 per ADS (the “$3.30 MFN Warrants”), which $3.30 MFN Warrants would be in form and substance identical to the warrants issued in the concurrent private placement to the December 2019 Registered Direct Offering.

During 2019, the Lenders were issued 410,045 ADSs (16,401,808 ordinary shares) upon conversion of Debentures including interest, as well as exercises of Warrants, and as a result, a net amount of $3,262 thousand was classified to equity. As of December 31, 2019, the actual outstanding amount of the Debentures principle summed to $3,854 thousand.

On January 4, 2020, the Greenshoe Option of the Lenders expired, with no additional exercises of the right.

During the period from January 1, 2020 through April 1, 2020, the Lenders were issued 1,092,575 ADSs upon conversion of Debentures including interest. Also, they were issued with 1,053,417 $3.30 MFN Warrants, which can be exercised into 1,053,417 ADSs.

On April 1, 2020 the Company converted in full its outstanding Debenture to one of the Lenders, excluding periodical interest payment, which accrued up to such date. On June 1, 2020, the Company issued to this Lender 17,133 ADSs on behalf the final and last accrued interest payment.

During the period from December 26, 2019 through April 1, 2020, the lenders converted Debentures at an aggregate amount of approximately $3.3 million, and were issued with 1,053,417 $3.30 MFN Warrants at expiration terms of 5.5 years from issuance.

On April 23, 2020, the Company retired in full its outstanding Debenture to the other lender, by payment of $836 thousand, which including redemption premium and accrued interest.

For accounting purposes, these financial instruments were classified as financial liabilities in the consolidated statement of financial position as of June 30, 2020 and December 31, 2019 (the Warrants (including MFN Warrants) and Greenshoe Option as “derivative financial instruments” and the Debentures as “convertible debenture”). The Convertible Debentures were designated at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in the Company’s own credit risk from the date of initial recognition are negligible. The Warrants (including MFN Warrants) and Greenshoe Option are derivative financial instruments measured at fair value through profit or loss. These financial liabilities were initially recognized at fair value, adjusted to reflect the day 1 loss and are measured at fair value in each period-end while unrecognized day 1 loss is amortized over the contractual life of each instrument.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - EQUITY:

a.	Composition of share capital:

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	June 30, 2020		December 31, 2019
Ordinary shares of no par value	1,500,000,000	527,743,611	250,000,000	56,391,512

b.	Increase of the Company’s authorized share capital

On January 28, 2020, the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional 1,250,000,000 ordinary shares, and to amend and restate the articles of association of the Company to reflect the same.

As of June 30, 2020, the authorized share capital of the Company is comprised of 1,500,000,000 ordinary shares.

c.	Public and registered direct offerings:

1)	On April 2, 2020, the Company completed a registered direct offering of $720 thousand, before deducting offering expenses. The offering consisted of 450,000 ADSs at a price per ADS of $1.60.

2)	On April 23, 2020, the Company completed an additional underwritten public offering of approximately $8.4 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consisted of ((i) 858,600 units (the “Units”) of ADS and warrants to purchase one ADS per warrant (the “Warrants”), with each Unit consisting of one ADS and one Warrant, and (ii) 6,777,500 pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (a “Pre-Funded Warrant”) and one Warrant.

Each Unit was sold at a price of $1.10 per unit, and each Pre-Funded Unit was sold at a price of $1.099 per unit, including an exercise price of $0.001 per full ADS. The Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The Warrants have a per ADS exercise price of $1.20 per full ADS, are exercisable immediately, and will expire five years from the date of issuance.

The Company granted the underwriter a 45-day option to purchase up to an additional 1,145,415 ADSs and/or Warrants to cover over-allotments, if any. The underwriter did not exercise its option.

During the period from January 1, 2020 through June 30, 2020, all the Pre-Funded Warrants were exercised into 6,777,500 ADSs in exchange for an aggregate exercise amount of approximately $7 thousand. Also, 2,320,000 Warrants were exercised into 2,320,000 ADSs in exchange for an aggregate exercise amount of approximately $2.8 million.

d.	For further information regarding the Company’s issuance of shares, see note 6 and note 8.

NOTE 8 - BUSINESS COMBINATION:

On April 4, 2019, the Company entered into a share and asset purchase agreement (the “Share and Asset Purchase Agreement”) with NetNut and its shareholders, pursuant to which the Company acquired all (100%) of the outstanding share capital of NetNut (“Purchased Shares”), a private Israeli company, in the business proxy network solution industry, and certain assets of DiViNetworks Ltd. (“DiVi”), NetNut’s former controlling shareholder, which its assets are required for the ongoing operations of NetNut (the “Purchased Assets”). The Purchased Shares and assets acquired were accounted for together as a business combination.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - BUSINESS COMBINATION (continued):

In consideration for the Purchased Shares, the Company agreed to pay NetNut’s shareholders:

An amount equal to $3,400 thousand (the “Initial Shares Purchase Price”), out of which (i) $1,615 thousand was paid on Closing (as defined below) in immediate funds (in addition to an amount of $250 thousand down payment paid by the Company upon signing of Share and Asset Purchase Agreement); (ii) $175 thousand was deposited in escrow; and (iii) $1,360 thousand was paid by issuance of 1,217,370 ordinary shares of the Company (based on NIS 4.062 which is a per share 30-day average price of the Company’s ordinary shares on the TASE prior to the date on which the Share and Asset Purchase Agreement was signed (the “Initial Consideration PPS”)). The parties agreed that the Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event NetNut has a negative working capital on the date of the Closing. Pursuant to this mechanism, in October 2019 the Initial Shares Purchase Price was decreased by $233 thousand which amount was repaid to the Company.

An amount of up to $5,000 thousand payable in contingent consideration (the “EarnOut Amount”), will be paid and distributed to the shareholders of NetNut upon NetNut achieving certain revenue milestones in 2019, hence, the payment of the payable EarnOut Amount will be deferred to the time when the Company’s financial results for the year 2019 are published. The Company, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount in ordinary shares (the “EarnOut Shares”), provided that in any event, the amount of the EarnOut Shares will not exceed 2,237,814 ordinary shares (representing a quotient of half of the maximum EarnOut amount, i.e. $2,500 thousand, divided by the Initial Consideration PPS).

In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, the Company agreed to pay DiVi at Closing:

An aggregate amount equal to $6,300 thousand (the “Assets Purchase Price”). The Assets Purchase Price was paid as follows:

●	An amount equal to $3,455 thousand was paid at Closing in immediately payable funds;

●	An amount equal to $325 thousand was deposited in escrow; and

●	An amount equal to $2,520 thousand was paid at Closing in ordinary shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 2,255,717 ordinary shares.

In connection with the transaction, the Company agreed to pay to certain finders of the transaction a fee equal to the sum of 3% of the total purchase price of the transaction. The Company elected to pay up to 50% of such fee in equity securities of the Company. Accordingly, the Company incurred transaction costs amounting to approximately $312 thousand that were charged to profit or loss within “general and administrative expenses.”

On June 12, 2019, the Company completed the acquisition according to the terms mentioned above (the “Closing”).

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - BUSINESS COMBINATION (continued):

The tables below summarize the total purchase price paid for NetNut, and the amounts of assets acquired, and liabilities assumed, as of the Closing date, at their fair values:

		As of June 12, 2019
		U.S. dollars in thousands
Purchase price:
Share consideration calculation:
Company’s market price per share	$1.0274
Number of shares to be issued	3,473,087
Share consideration		3,568
Cash consideration		5,587
Contingent consideration		2,008
Total purchase price		11,163

The market price per share is the share closing price in the TASE as of June 12, 2019, translated into U.S. dollars using the exchange rate as of such date.

The fair value of the contingent consideration was valued using a Monte Carlo model with the expected sales and volatility as well as the discount rate being the primary inputs. On June 25, 2020, the Company entered into a settlement and release of claims agreement, refer also note 10.

Transaction costs were charged to profit or loss under “general and administrative expenses.”

As of June 12, 2019
U.S. dollars in thousands
The fair values of the identifiable assets and liabilities:
Cash and cash equivalents	79
Trade accounts receivable	130
Other accounts receivable	175
Property, plant and equipment	14
Right of use assets	405
Servers	199
Technology and supplier relations	4,651
Customer relations	259
Short-term loan	(24)
Trade accounts payable	(170)
Other accounts payable	(343)
Contract liabilities	(99)
Lease liabilities	(443)
Deferred taxes liabilities	(1,026)
Total identifiable net assets at fair value	3,807
Goodwill	7,356
Total purchase price	11,163

Technology and supplier relations and customer relations are amortized on a straight-line basis over 5 years and 7.5 years, respectively. Goodwill primarily represented the value of expected synergies arising from the acquisition, as well as assembled workforce, and was allocated entirely to the NetNut segment.

On October 3, 2019, the Company received an amount of $233 thousand as a repayment on behalf of the acquisition, due to the acquisition working capital adjustments. The repaid amount was allocated as a deduction to the goodwill amount, which was set to $7,356 thousand.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - INTANGIBLE ASSETS:

Testing of goodwill impairment

The Company performed a goodwill impairment testing as of March 31, 2020 for its proxy services business.

The indicators for the quantitative assessment for goodwill impairment for the proxy services business included a decrease in forecasted operating results, among others, because of COVID-19 implications. For the purpose of the goodwill impairment testing of the proxy services business, the recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering an approximately six-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the six-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth rate of the proxy services business. As a result of the impairment test, the Company recognized an impairment loss of $800 thousand related to the proxy services business. As of June 30, 2020, goodwill of the proxy services business amounts to $6,077 thousand.

The key assumptions used as part purpose of the goodwill impairment testing of the proxy services business are terminal growth rate of 2%, after-tax discount rate of 20.9% and pre-tax discount rate of 22.9%.

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use of the proxy services business by approximately $311 thousand and $702 thousand, respectively, and could trigger a potential impairment of its goodwill.

During the second quarter of 2020, the Company performed an analysis of the impact of recent events on the fair value of the proxy services business. As part of this analysis, the Company considered the potential impacts of COVID-19 and the sensitivity of estimates and assumptions used in the last impairment test and concluded that the fair value exceeds its carrying amount by more than 9%.

NOTE 10 - CONTINGENT LIABILITIES:

a.	Luminati Action

On June 11, 2020, Luminati Networks Ltd. filed an action alleging infringement of patent against several companies, including against NetNut. The action was filed in the United States District Court, Eastern District of Texas, Marshal Division. The complaint was served to the Company on June 30, 2020.

Based on the Company’s legal counsel, management is of the opinion that no violation was made by NetNut with respect to the asserted patents. NetNut denies any wrongdoing or liability and intends to defend itself against this complaint. As such, no amounts have been accrued related to the outcome of such claim.

b.	Contingent Consideration

In connection with the Share and Asset Purchase Agreement, the Company was required to transfer $300,000 to NetNut prior to June 15, 2019, for the purposes of its business and activities as a wholly-owned subsidiary of the Company. By December 31, 2019, the Company had transferred only $175,000. The Company accounted for EarnOut Amount based on the provisions of the Share and Asset Purchase Agreement which requires a payment of approximately $1.7 million, as well as a provision for an additional potential compensation to NetNut’s former shareholders due to the above-mentioned breach.

On June 25, 2020, the Company entered into a settlement and release of claims agreement (the “Settlement Agreement”) with certain former shareholders of NetNut (the “Settling Shareholders”), consisting of 80% of the former shareholders of NetNut, pursuant to which the Company will make certain payments to the Settling Shareholders in lieu of paying the Earnout Amount. The Settlement Agreement stated, among other things, that it supersedes and terminates any Earnout Amount related provisions in the Share and Asset Purchase Agreement. Additionally, the Settlement Agreement also contained a mutual release among the parties to the Settlement Agreement. On June 29, 2020, the Company paid $1.6 million on behalf of the Settlement Agreement.

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - CONTINGENT LIABILITIES (continued):

As of June 30, 2020, the Company accrued $1.0 million for the contingent consideration payment based on (1) the Settlement Agreement terms; and (2) a potential consideration to NetNut’s only remaining former shareholder, which elected not to join the Settling Shareholders, and on July 1, 2020, sent a letter claiming that the Company had breached certain provisions of the Share and Asset Purchase Agreement. The Company replied to this letter on July 5, 2020, denying all allegations in the light of the Settlement Agreement and inviting that certain NetNut’s former shareholder to join the Settlement Agreement. On August 25, 2020, the Company received another letter from the former shareholder, with additional claims and certain demands. The Company has not responded to this letter until the financial statements date.

NOTE 11 - LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to Company’s owners by the weighted average number of issued ordinary shares.

	Six-month period ended June 30		Three-month period ended June 30
	2020	2019	2020	2019
	U.S. dollars in thousands

Loss attributable to Company’s owners	(1,544)	(2,510)	(2,227)	(226)
The weighted average of the number of issued ordinary shares (in thousands of shares)	199,293	5,607	330,347	6,117
Basic loss per share (dollar)	(0.01)	(0.48)	(0.01)	(0.04)

b.	Diluted

The Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows:

The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of the Company’s ordinary shares to exclude any profits or losses recorded during the year with respect to potentially dilutive shares.

The potential shares, as mentioned above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - LOSS PER SHARE (continued):

	Six-month period ended June 30		Three-month period ended June 30
	2020	2019	2020	2019
	U.S. dollars in thousands
Loss attributable to Company’s owners, used in computation of basic loss per share	(1,544)	(2,510)	(2,227)	(226)
Adjustment in respect of the finance income relating to derivative financial instruments	(2,826)	(731)	(334)	(1,098)
	(4,370)	(3,241)	(2,561)	(1,324)
The weighted average of the number of ordinary shares in issue used in computation of basic loss per share (in thousands of shares)	199,293	5,607	330,347	6,117
Adjustment in respect of incremental shares assuming the conversion to derivative financial instruments	79,656	1,115	37,718	4,614
	278,949	6,722	368,065	10,731
Diluted loss per share (dollar)	(0.02)	(0.48)	(0.01)	(0.12)

When calculating the diluted loss per share the Company accounted for the dilutive effect of the derivative financial instruments and the Convertible Debentures for the six- and three-month periods. Other financial instruments were not accounted for when calculating the diluted loss per share since their effect, on a fully diluted basis, is anti-dilutive.

NOTE 12 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. The chief operating decision maker examines the performance of the operating segments based on revenues and adjusted operating profit (loss), which is calculated based on operating profit (loss) before depreciation and amortization, impairment of goodwill and intangible assets, contingent consideration measurement and the effects of share-based payment transactions.

As of June 30, 2020, and following NetNut acquisition at June 12, 2019, the Company has two operating segments: Cyber Security and Proxy Services (the latter represents the operations of NetNut).

	Cyber Security	Proxy Services	Total
	Six-month period ended June 30, 2020
	U.S. dollar in thousands
Revenues	411	1,754	2,165

Adjusted operating loss	(2,305)	6	(2,299)
Share-based payments			(41)
Contingent consideration measurement			(430)
Impairment of goodwill and intangible assets			(800)
Depreciation and amortization			(685)
Operating loss			(4,255)
Financial income, net			2,589
Taxes on income			122
Net loss for the period			(1,544)

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION (continued):

	Cyber Security	Proxy Services	Total
	Six-month period ended June 30, 2019
	U.S. dollar in thousands
Revenues	702	119	821

Adjusted operating loss	(3,216)	(56)	(3,272)
Share-based payments			(684)
Depreciation and amortization			(277)
Operating loss			(4,233)
Financial income, net			1,720
Taxes on income			3
Net loss for the period			(2,510)

	Cyber Security	Proxy Services	Total
	Three-month period ended June 30, 2020
	U.S. dollar in thousands
Revenues	140	937	1,077

Adjusted operating loss	(1,383)	2	(1,381)
Share-based payments			(12)
Depreciation and amortization			(336)
Operating loss			(1,729)
Financial expenses, net			(559)
Taxes on income			61
Net loss for the period			(2,227)

	Cyber Security	Proxy Services	Total
	Three-month period ended June 30, 2019
	U.S. dollar in thousands
Revenues	275	119	394

Adjusted operating loss	(1,451)	(56)	(1,507)
Share-based payments			(430)
Depreciation and amortization			(162)
Operating loss			(2,099)
Financial income, net			1,870
Taxes on income			3
Net loss for the period			(226)

SAFE-T GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUBSEQUENT EVENTS:

a.	Registered Direct Offering

On July 22, 2020, the Company closed a registered direct equity offering. The offering included the issuance of 3,075,000 ADSs at a purchase price of $1.40 per ADS, and 1,145,000 Pre-Funded Warrants. The Pre-Funded Warrants were sold at a price of $1.40 each, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

The offering resulted in gross proceeds to the Company of approximately $5.9 million.

During the period from the offering date until August 27, 2020, 435,000 Pre-Funded Warrants were exercised into 435,000 ADS’s in exchange for an aggregate exercise amount of $435.

b.	Warrants exercise

During the period from July 1, 2020 until August 27, 2020, 739,000 Warrants were exercised into 739,000 ADSs in exchange for an aggregate exercise amount of approximately $887 thousand.

c.	Options grant

On August 2, 2020, the Company’s board of directors approved an aggregate grant of 51,290,000 options to purchase 51,290,000 ordinary shares, to officers, employees and consultants. The exercise prices of the options granted range from NIS 0 to NIS 0.151 per share, their vesting schedules range between immediate vesting to 4 years, and they will expire 1.5-10 years from the grant date.

Also, on August 30, 2020, the board of directors approved a grant of 300,000 options to purchase 300,000 ordinary shares to a consultant. The options were granted at an exercise price of NIS 0.13 per share, their vesting schedule is over 3 years, and they will expire 10 years from the grant date.